Exhibit 12.1

Western Digital Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year										Three months ended September 28, 2018
	2014		2015		2016		2017		2018
	(in millions)
Computation of earnings:
Income before provision for income taxes	$1,752		$1,577		$153		$769		$2,085		$583
Fixed charges	75		69		285		871		692		120
Undistributed equity in income from 50%-or-less-owned affiliates	—		—		(1)		(6)		(3)		(3)
Adjusted earnings	$1,827		$1,646		$437		$1,634		$2,774		$700
Computation of fixed charges:
Interest expense	$56		$49		$266		$847		$676		$116
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—		—		—		6		—		—
Estimated interest portion of operating lease expense (1)	19		20		19		18		16		4
Fixed charges	$75		$69		$285		$871		$692		$120
Ratio of earnings to fixed charges	24.4	x	23.9	x	1.5	x	1.9	x	4.0	x	5.8	x

(1)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.